EXHIBIT 2.2

FIRST AMENDMENT TO SALE AGREEMENT

THIS FIRST AMENDMENT TO SALE AGREEMENT ("Amendment") is made between METROPOLITANERICAN LIFE INSURANCE COMPANY, a New York corporation, as Seller, and CROWN AMERICAN PROPERTIES, L.P., a Delaware limited partnership, as Purchaser dated September 11, 2002.

      Conflicting Terms: In the event of any conflict between the terms and provisions of this Amendment and any terms and provisions of the Sale Agreement executed by and between the Seller and Purchaser (the "Agreement") the terms and provisions of this Amendment shall control. Capitalized terms which are employed in this Amendment without definition but which are defined in the Agreement or any addendum or other amendment thereto, shall have the same meaning in this Amendment as in the Agreement or any addendum or other amendment thereto.

      Reduction of Purchase Price: The Purchase Price set forth in Section 1.3 of the Agreement shall be amended to read as follows: FORTY MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($40,250,000.00).

      Counterpart Copies: This Amendment may be executed in one or more counterpart copies, each of which shall be deemed an original and all of which together shall constitute one agreement. A facsimile copy of this Amendment and any signatures thereon shall be considered for all purposes as an original.

SELLER:

METROPOLITAN LIFE

INSURANCE COMPANY,

a New York corporation

By:/s/ Victor W. Turner Victor W. Turner

Date: October 22, 2002 Vice President

PURCHASER:

CROWN AMERICAN PROPERTIES,

L.P., a Delaware limited partnership

By: Crown American Realty Trust,

its sole general partner

By: /s/ Terry L. Stevens

Terry L. Stevens

Date: October 22, 2002 Chief Financial Officer